FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         11 March, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Mobile Music Trial sent to the London Stock Exchange on 11 March, 2003




         O2 TOPS CHART WITH WORLD-LEADING MOBILE MUSIC TRIAL


mmO2 today announced that it is to trial the world's first 'music over mobile'
service using existing mobile data (GPRS or 2.5G) networks.   The O2 music
service will enable customers to select, retrieve and store the latest chart hits via their GPRS-enabled mobile handset onto a specially designed 'digital music player' - and start listening in around 12 seconds.

The trials, starting in May in the UK and Germany are expected to lead to the launch of a commercial service later this year. mmO2 is partnered by global brand MTV and the largest music providers in the world, including BMG, who will provide track listings for new chart releases as well as pre-releases.

A customer simply plugs the digital music player into his/her handset, and selects the 'get new music' option to view a comprehensive menu of track listings and charts. During the trial, these charts will be provided by MTV and include the UK or German top 20, the European top 20, top 10 pre-releases, top 10 dance chart, top 10 Hip-Hop and R&B, top 10 rock, top 10 pop and top 10 chill-out.

The customer then selects a track and chooses either to hear a free 30-second clip or purchase the entire track. In either case, they can begin listening to the music of their choice in around 12 seconds. The digital music player offers excellent digital sound, similar to existing MP3 players.

Once the track has downloaded - which can take around 90 seconds for a full track - the digital music player can be unclipped from the mobile handset and used as a regular personal music device. Up to 100 tracks can be stored on the memory card for as long as they are required, and customers may choose to download the music files to a PC for additional storage. Customers can also purchase additional memory cards that are removable.

The trial digital music player, branded O2, is manufactured by a division of Siemens. Additional technology partners involved in the trial include Chaoticom (for music file compression capability and platform aggregation) and SDC (Secure Digital Container) AG (who provide security software to protect the music rights of owners and publishers).

Kent Thexton, chief marketing and data officer of mmO2, said: "We are leading the world with the O2 music over mobile trial. Customers researched were very enthusiastic about the service with 76 per cent of 16-24 year olds expressing a
strong interest.   It is also good news for record companies, who want to find new mass-market sales channels. The trial gives us the opportunity to listen to our customers and develop a service that they want; we will also be testing pricing strategies. We believe that this exciting application further strengthens our leading mobile data services portfolio."


                                     -ends-


Note to Editors:

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 19.1 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 17.7% of total service revenues in the quarter ending 31 December 2002.


mmO2 Contacts:

David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698

Kate Mant
PR Manager, data products and services
mmO2 plc
kate.mant@o2.com
t: +44 (0)7736 518 790
mmO2 press office: +44 (0)1753 628402




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 11 March, 2003                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary